SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2007
WASH. D.C.
185

AB 2/28

SEC 07003031 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42170

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFS BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5300 BEE CAVES RD, BLDG III, SUITE 200
(No. and Street)

AUSTIN (City) TEXAS (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN KOCZERA 512-686-1293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPROUSE & ANDERSON, LLP
(Name – *if individual, state last, first, middle name*)

515 CONGRESS AVE, SUITE 1212 (Address) AUSTIN (City) TEXAS (State) 78701 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Lynn Koczera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFS Brokerage, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE L. PIERCE
Notary Public, State of Texas
My Commission Expires
September 03, 2008

Notary Public

Signature

CFO, Financial Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFS BROKERAGE, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

AFS BROKERAGE, INC.

TABLE OF CONTENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
AFS Brokerage, Inc.:

We have audited the accompanying statement of financial condition of AFS Brokerage, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in note 3 of the notes to the financial statements that were applied to restate the 2005 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Sprouse & Anderson, L.L.P.

February 12, 2007
Austin, Texas

FINANCIAL STATEMENTS

AFS BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	110,479
Cash deposit with clearing organization		50,000
Receivables:		
Brokers and Dealers		44,088
Other		550
Due from affiliates		2,470
Prepaid expenses		4,989
Goodwill		490,170
TOTAL ASSETS	$	702,746

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	42,548
Accounts payable		19,695
Accrued liabilities		1,998
Total Liabilities		64,241
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 100,000 shares authorized; 20,000 shares issued and oustanding		20
Additional paid-in capital		2,000,490
Retained earnings (deficit)		(1,362,005)
Total Shareholder's Equity		638,505
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	702.746

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

AFS BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 1,768,995
Processing, sweep and conversion fees	42,586
Interest	16,525
Other	133,396
Total Revenues	1,961,502
EXPENSES	
Commisions and brokerage	1,488,726
Payroll	822,603
Management fees	225,000
Communications	22,609
Travel	93,860
Professional fees	150,432
Postage and printing	28,208
Marketing	66,491
Depreciation	12,416
Education, seminars and memberships	25,753
Rent	54,221
Licenses	82,274
Insurance	38,383
Interest	1,458
Conversion fees	88,110
Other	117,665
Total Expenses	3,318,209
NET INCOME (LOSS) BEFORE INCOME TAXES	(1,356,707)
INCOME TAXES:	
Current federal income tax expense	(1,759)
Deferred federal income tax expense	(3,539)
NET INCOME (LOSS)	$ (1,362,005)

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

AFS BROKERAGE, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
	Shares	Par Value			
Balance at December 31, 2005	20,000	$ 20	$ 285,267	$ (133,946)	$ 151,341
Push-down accounting adjustments	-	-	323,223	133,946	457,169
Balance at December 31, 2005, as restated	20,000	20	608,490	-	608,510
Capital contributions - cash	-	-	1,304,955	-	1,304,955
Capital contributions - satisfaction of intercompany liability	-	-	87,045	-	87,045
Net loss	-	-	-	(1,362,005)	(1,362,005)
Balance at December 31, 2006	20,000	$ 20	$ 2,000,490	$ (1,362,005)	$ 638,505

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

AFS BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (1,362,005)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	12,416
Expenses assumed by parent as capital contributions	87,045
Changes in operating assets and liabilities:	
Decrease in receivables	39,253
Increase in deposits	(26,751)
Increase in prepaids	(3,456)
Decrease in other assets	7,113
Decrease in commissions payable and other liabilities	(72,171)
NET CASH FLOWS USED BY OPERATING ACTIVITIES	(1,318,556)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of capital equipment	(50,981)
Sale of capital equipment	53,521
Proceeds from sale of investments	3,300
Repayment of notes payable	(86,000)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(80,160)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,304,955
NET CASH FLOWS FROM FINANCING ACTIVITIES	1,304,955
NET DECREASE IN CASH	(93,761)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	204,240
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 110,479
AMOUNTS PAID FOR:	
Interest	$ 1,458
Taxes	$ 1,759

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Operations

AFS Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of AFS Holdings Corp., which is a wholly-owned subsidiary of Affiliated Financial Services Corporation.

Statement Presentation

The unclassified statement of financial condition is presented in accordance with industry standards. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Revenue Recognition

Securities transactions and related revenue and expense are recorded in the accounts on a trade-date basis.

Goodwill

The Securities and Exchange Commission (SEC) issued guidance in SEC Staff Accounting Bulletin (SAB) Topic 5J, *Miscellaneous Accounting – Push Down Basis of Accounting Required in Certain Limited Circumstances* (SAB 54), on accounting for the post-combination basis of accounting on an acquired entity's books. Push-down accounting is an optional method of accounting for non-SEC filers for the purchase of all of a company's common stock by another entity. In this case, the acquiring entity's basis in the acquired shares is used to recognize and measure the acquired company's assets and liabilities in the acquired company's own financial statements.

In 2006, the Company restated its 2005 financial statements to record the purchase by AFS Holdings Corp. of all of its outstanding common shares in accordance with the push-down accounting method.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

Adjustments to shareholders' equity and goodwill were recorded as a result of the use of push-down accounting for the acquisition of the Company's common stock by AFS Holdings Corp. and the corresponding measurement of the Company's assets and liabilities at their fair value at the date of acquisition, which was December 29, 2005. The Company follows Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* in accounting for its intangible assets.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents.

Equipment and Depreciation

Equipment was carried at cost. Equipment was depreciated over its estimated useful life, ranging from 3 to 5 years, using the straight-line method. Upon retirement or disposition of equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized. During fiscal year 2006, AFS Holdings Corp. acquired all fixed assets of the Company. Depreciation expense for 2006 is $12,416.

Fair Value of Financial Instruments

The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash deposits in excess of FDIC limits are considered concentration of credit risk under SFAS No. 105. The Company had cash deposits that exceeded the federally insured limits of the depository institution. The Company's uninsured bank balance totaled $43,732 at December 31, 2006.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes. The Company files a consolidated tax return with its parent. Federal income taxes are calculated as if the Company filed on a separate return basis.

Advertising

Advertising costs are expensed when incurred. Advertising costs were $66,491 in 2006.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $140,326. The Company's ratio of aggregate indebtedness to net capital was .46 to 1 at December 31, 2006.

NOTE 3: RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

In 2006, the Company restated its 2005 financial statements to record the purchase by AFS Holdings Corp. of all of its outstanding common shares in accordance with the push-down accounting method.

Goodwill was recorded in accordance with push-down accounting. Goodwill was calculated as follows:

Goodwill:		
Purchase price	$	500,000
Additional purchase price		100,000
December 31, 2005 net assets at estimated fair value		(109,830)
Goodwill	$	490,170
December 31, 2005 shareholder's equity balance, as reported	$	151,321
Adjustments:		
Decrease in fair value of net assets		(41,491)
December 31, 2005 net assets at estimated fair value	$	109,830

NOTE 3: RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS (Continued)

The stock of the Company was acquired by AFS Holdings Corp. as of December 29, 2005 resulting in the Company becoming a wholly-owned subsidiary. The resulting adjustments from the adoption of push-down accounting to the balances at December 31, 2005 were as follows:

	APIC	Retained Earnings/(Deficit)	Total
December 31, 2005 balances as reported	$ 285,267	(133,946)	151,321
Push-down accounting adjustments	323,223	133,946	457,169
December 31, 2005 balances as restated	$ 608,490	-	608,490

NOTE 4: RELATED PARTIES

The Company pays certain salaries, payroll taxes, and administrative expenses which are partially allocated to its affiliated companies. Conversely, the affiliates pay certain expenses on behalf of the Company, which the Company reimburses. As a result of these transactions, the Company has a receivable from affiliates of $2,471 at December 31, 2006.

Intercompany activity during 2006 comprised of the following:

Company	Relationship	Activity	Totals
AFS Holdings Corp.	Parent	capital contributions - cash	$ 513,955
		capital contributions - non-cash	87,045
		intercompany receipts (net)	8,606
		management fees	225,000
			834,606
AFS Investment Advisors, Inc.	Affiliate	intercompany receipts (net)	70,377
Affiliated Financial Services Corporation	Parent of AFS Holdings	intercompany receipts (net)	75,125
		capital contributions - cash	791,000

NOTE 5: OPERATING LEASES

The Company leases their office space along with certain equipment. Rental expense under all lease agreements was approximately $126,000 in 2006. Future minimum lease payments under lease agreements having more than a twelve month remaining term as of December 31, 2006, are as follows:

Year Ending December 31,		
2007	$	84,426
2008		87,991
2009		90,760
2010		85,563
2011		75,165
Thereafter		6,237
Total	$	430,142

NOTE 6: INCOME TAXES

The computation of the deferred federal income tax asset (liability) as of December 31, 2006 is as follows:

		Deferred Tax Asset
December 31, 2006 net loss	$	1,356,707
Permanent differences:		
50% meals & entertainment		(10,693)
Total permament differences		(10,693)
Temporary differences		-
Current year taxable loss	$	1,346,014
Net operating loss carryforward at December 31, 2005		120.257
Total	$	1.466.271
Deffered tax asset at 34%		498.532
Valuation allowance		(498.532)
Net deferred tax asset	$	-

NOTE 6: INCOME TAXES (Continued)

At December 31, 2006, the Company had a net operating loss carryforward for federal income tax purposes of approximately $1,466,000, which will expire in 2026 if not utilized by the parent company in its consolidated tax return.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management also considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is not more likely than not that the Company will realize the benefits of its net operating loss carryforward at December 31, 2006.

NOTE 7: COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on the length of service, and other factors. The Company estimates that the liability at December 31, 2006 for the amount of earned but unused compensation for future absences is immaterial.

NOTE 8: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

SUPPLEMENTARY INFORMATION

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
AFS Brokerage, Inc.
Austin, Texas:

We have audited the accompanying financial statements of AFS Brokerage, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 12, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse & Anderson, L.L.P.

February 12, 2007
Austin, Texas

AFS BROKERAGE, INC.

SCHEDULE I

Computation of Net Capital, Aggregate
Indebtedness and Ratio of Aggregate
Indebtedness to Net Capital Under Rule 15c-3-1 of the
Securities and Exchange Commission

DECEMBER 31, 2006

NET CAPITAL	
Total shareholder's equity qualified for net capital	$ 638,505
Deductions:	
Goodwill	(490,170)
Receivables from non-customers	(550)
Due from affiliates	(2,470)
Prepaid expenses	(4,989)
Net Capital	$ 140,326
AGGREGATE INDEBTEDNESS	
Items included in the statement of financial condition:	
Commissions payable	42,548
Accounts payable	19,695
Accrued liabilities	1,998
Total Aggregate Indebtedness	64,241
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	4,285
Minimum dollar requirement	50,000
Net capital requirement (greater of two above)	50,000
Excess net capital	90,326
Excess net capital at 1500%	133,899
Excess net capital at 1000%	136,041
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.46 to 1
RECONCILIATION TO COMPANY'S COMPUTATION:	
Net capital as reported	$ 136,258
Decrease in accounts receivable	4,070
Decrease in other assets	49,489
Decrease in equity	(49,491)
Net capital per audit	$ 140,326

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

AFS BROKERAGE, INC.

SCHEDULE II

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

DECEMBER 31, 2006

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, National Financial Services, LLC, which carries all of the accounts of customers.

During the year ended December 31, 2006, in the opinion of management, the Company has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of rule 15c3-3.

REPORT ON INTERNAL CONTROL STRUCTURE

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
AFS Brokerage, Inc.
Austin, Texas:

In planning and performing our audit of the financial statements and supplemental schedules of AFS Brokerage, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c-3-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, record, process, or report financial data reliably that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Sprouse + Anderson, L.L.P.

February 12, 2007
Austin, Texas

END